Peak Fintech Begins Acquisition Process of Banking AI Software Provider Zhongke with

Transfer of IP Following Successful Pilot

MONTREAL, QUEBEC - (July 26, 2021) - Peak Fintech Group Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today announced a major step in its pending acquisition of banking artificial intelligence software provider Zhongke Software Intelligence Ltd. ("Zhongke") with the transfer of Zhongke IP to a Peak-controlled subsidiary.

Peak originally announced its intention to acquire Zhongke back in December 2020 with the signing of a memorandum of understanding ("MOU"). The signing of the MOU was followed by a pilot financing program where Zhongke's software, paired with elements of Peak's Lending Hub, was used by one of Zhongke's banking clients to provide capital to help restaurant owners in Sihong County manage their short-term cash flow. The pilot project was conducted under a newly created entity called Weilian Technology Services Ltd. (http://weelian.com.cn/) ("Weilian"). From the beginning of April through the end of June 2021, 123 suppliers provided food, products and related services to 329 restaurants in 675 separate transactions totalling roughly 2.5M RMB (about CAD$480,000), all financed by Jiangsu Sihong Rural Commercial Bank (http://www.shnsyh.com/) through the pilot.

Deeming the pilot successful, Zhongke transferred the IP used to create the services to Weilian. Peak, in turn, will allocate up to CAD$1M in R&D for the integration of the services to its Lending Hub ecosystem and for the continued development of synergies between Zhongke's applications and its own. Peak will also contribute an additional CAD$3M in working capital and marketing budget related to the expansion of Weilian's service offerings to other industries. Weilian's services will continue to focus primarily on short-term micro loans (typically less than CAD$1,000), another under-served market where the Company sees an opportunity to attract more business to its ecosystem. Zhongke initially retained a 49% stake in Weilian, while Peak has a 51% controlling interest in the company until Peak either acquires Zhongke itself or the 49% stake owned by Zhongke.

Zhongke's analytics and AI software is used by banks and financial institutions in China to process, manage and make decisions on loan and credit applications. In addition to Jiangsu Sihong Rural Commercial Bank, two of the other 42 banks who currently use Zhongke's software have already signed up for the financing program operated by Weilian. The others are expected to be added over time and all will be presented with other lending opportunities as part of the Lending Hub membership, which will further expand the ecosystem's lending capacity.

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets	MZ Group - MZ North America	Peak Fintech Group
Cathy Hume, CEO	Mark Schwalenberg, CFA	Barry Ellison, Director of Marketing and Communications
416-868-1079 ext.: 251	1-312-261-6430	514-340-7775 ext.: 521
cathy@chfir.com	PEAK@mzgroup.us	bellison@peakfintechgroup.com

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